EXHIBIT 99.5

CERTIFICATION

I, Wendy Ford, Chief Financial Officer of Zentek Ltd., certify that:

1.	I have reviewed this Amendment No. 1 to the Annual Report on Form 40-F of Zentek Ltd.; and

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: July 17, 2024

By: /s/ Wendy Ford
Name: Wendy Ford
Title: Chief Financial Officer